Exhibit (a)(1)(B)

E-MAIL TO ALL ELIGIBLE OPTIONEES

Date: March 17, 2009

Dear NightHawk Employees and Independent Contractor Physicians,

I am pleased to announce that this morning, NightHawk officially launched a voluntary one-time stock option exchange program. After careful consideration, NightHawk’s Board of Directors determined that it would be in the best interests of the company and its stockholders to approve an option exchange program to allow eligible optionees who received certain stock option grants the opportunity to exchange those options for restricted stock units or, under certain circumstances, cash, on the new award grant date (expected to be Monday, April 15, 2009). As I am sure you are aware, restricted stock units represent a right to receive shares of our common stock upon certain future vesting dates.

Richard Basta, Assistant Controller of the Company, will be sending a follow-up note to you with further guidance and materials. Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program. If, after reviewing the materials, you still have questions about the stock option exchange program, please contact the Stock Plan Administrator via email at optionexchange@nighthawkrad.net or our option exchange hotline at (208) 415-0558.

Thanks,

David M. Engert
President and Chief Executive Officer